January 4, 2017

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3061

Re:	eHi Car Services Limited
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 26, 2016
File No. 001-36731

Dear Ms. Raminpour:

On behalf of eHi Car Services Limited (the “Company”), set forth below are our responses to your comment letter dated December 19, 2016 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2015 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2016.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding responses.  Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2015 Form 20-F.

Operating and Financial Review and Prospects

Results of Operations

Year ended December 31, 2015 compared to year ended December 31, 2014, page 54

1.              We note your disclosure that your gross profit margin for 2015 was 21.6% as compared to 15.6% for 2014. We also note that your discussion of cost of revenues only discusses the reasons for the increase in these costs between 2015 and 2014. Please revise to disclose the reasons for the increase in this gross margin percentage.

In response to the Staff’s comments, the Company proposes to include in the MD&A section in future filings of the annual reports on Form 20-F the enhanced disclosure similar to the following:

“The gross profit margin improvement from 2014 to 2015 was primarily attributable to certain percentage decreases of payroll-related expenses and gasoline expenses in terms of net revenues, as a result of economies of scale and operating efficiency as our fleet grew in 2015; and to a lesser extent, attributable to a percentage decrease of vehicle-related depreciation in terms of net revenues, as the number of our program cars increased in 2015. Program cars generally have lower depreciation expense than vehicles with the same model as they are subject to a guaranteed repurchase price.”

Liquidity and Capital Resources, page 57

2.              We note from your disclosure in Note 8 to the financial statements that in December 2015, you issued the 2018 Senior Notes which include restrictive covenants.  We also note from your disclosure on page 8 that the financial covenants include limitations on your ability to incur additional indebtedness or liens, which limit your ability to raise additional funds.  Please revise your discussion in MD&A to discuss the nature and terms of this additional debt and restrictive covenants, and indicate your compliance with these covenants as of year-end.

In response to the Staff’s comments, the Company proposes to include in the MD&A section in future filings of the annual reports on Form 20-F the enhanced disclosure similar to the following:

“On December 8, 2015, we issued the 2018 Senior Notes with an aggregate principal amount of US$200 million,  which have a trading market on the Stock Exchange of Hong Kong Limited.  The 2018 Senior Notes bear a fixed interest rate of 7.5% per annum, yielding 7.75%, with interest payable semi-annually in arrears, and will mature on December 8, 2018 unless previously repurchased in accordance with their terms prior to such date. The 2018 Senior Notes are general obligations of our Company and are (i) subordinated to secured obligations of our Company, (ii) senior in right of payment to any existing and future obligations of our Company expressly subordinated in right of payment; (iii) guaranteed by our offshore subsidiaries eHi Hong Kong, Brave Passion Limited and L&L on a senior basis, subject to certain limitations, and (iv) effectively subordinated to all existing and future obligations of our non-guarantor subsidiaries.  In addition, under the terms of the 2018 Senior Notes, we are subject to restrictive covenants including, among others, limitations on incurring additional indebtedness or liens, maintenance of a fixed charge coverage ratio, maintenance of our shareholding structure, limitations on consolidation, merger and investment, and limitations on asset sales or use of proceeds.  As of December 31, 2015, we had been in compliance with all restrictive covenants under the Indenture in connection with the 2018 Senior Notes.”

3.              We note your disclosure that as of December 31, 2015 you had RMB2.8 billion in cash, cash equivalents, and restricted cash. Please revise to disclose the amount of this cash that is held in US dollars versus RMB (or other currencies), and to explain how cash is transferred to PRC subsidiaries and back to offshore companies. You should also consider disclosing any restrictions that impact the ability to transfer cash within your corporate structure.

In response to the Staff’s comments, the Company proposes to include in the MD&A section in future filings of the annual reports on Form 20-F the enhanced disclosure similar to the following:

“As of December 31, 2015, we had RMB2.8 billion (US$434.9 million) in cash, cash equivalents and restricted cash, among which RMB675.0 million (US$104.2 million) was denominated in RMB, RMB2.1 billion (US$330.7 million) was denominated in US dollars and RMB48,509 (US$7,489) was denominated in Hong Kong dollars.

We generally transfer cash from our offshore holding companies to PRC operating subsidiaries through: (i) making shareholder loans to PRC operating subsidiaries, (ii) making additional capital contributions to PRC operating subsidiaries; (iii) extending domestic loans through PRC operating subsidiaries while providing security interests for such loans through offshore holding companies, and (iv) transferring cash through cross-border “cash pooling” within our group companies. On the other side, we plan to transfer cash from PRC operating subsidiaries back to offshore holding companies through: (i) repaying shareholder loans to offshore holding companies, (ii) paying dividends to offshore holding companies, (iii) extending foreign loans through offshore holding companies while providing security interests for such loans through PRC operating subsidiaries, and (iv) transferring cash through cross-border “cash pooling” within our group companies. All of such transfers shall be conducted in compliance with PRC laws, regulations and rules. For examples, “cash pooling” was recently permitted by PRC governments for cross-border cash transfer, subject to restrictions including (i) such transfers shall only be conducted within group companies, and one of which shall be incorporated in a PRC free trade zone, and (ii) proceeds from loans or bonds could not be transferred by using “cash pooling”. For more details regarding restrictions on transferring cash within our corporate structure, please see “Risk Factors - PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries”, “- Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business”, and “- Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.”

* * * * *

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or wish to discuss any matters with respect to the submission, please do not hesitate to contact me at (650) 473-2630 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures
cc:	Mr. Ray Ruiping Zhang, Chairman and Chief Executive Officer, eHi Car Services Limited
Mr. Colin Sung, Chief Financial Officer, eHi Car Services Limited